FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2004

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   No   X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the fourth quarter ended September 2004, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statemement on Form S-8 of the Registrant filed December 23, 1999, (ii) the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 and (iv) the Section 10(a) Prospectus dated December 16, 2004 relating to the offer and sale of the Registrant's shares to Participants under the Sappi Limited Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referrred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the ompany's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi

Form S-8 Version



Sappi is the world's leading producer of coated fine paper



Coated fine paper	63%	
Uncoated fine paper	5%	
Coated specialities	9%	
Commodity paper	9%	
Pulp	13%	
Other	1%	

Sales by product group *



Europe	41%
Southern Africa	15%
Asia and other	13%
North America	31%

Sales: where the product is sold *



Europe	45%
Southern Africa	26%
North America	29%

Sales: where the product is manufactured *



Europe	12%
Southern Africa	51%
North America	36%
Rest of world	1%

Geographic ownership **

* for the year ended September 2004
** as at 30 September 2004

magno **HannoArt** Lustro Somerset

- Headline EPS 26 US cents for the quarter; 45 US cents for the year

- Demand strong

- US coated paper prices improving

- Raw material cost pressure

- Dividend 30 US cents

summary

	Quarter ended			Year ended	
	Sept 2004	June 2004	Sept ** 2003	**Sept 2004**	Sept ** 2003
Sales (US$ million)	**1,235**	1,188	1,123	**4,728**	4,299
Operating profit (US$ million)	**72**	60	17	**188**	272
Operating profit to sales (%)	**5.8**	5.1	1.5	**4.0**	6.3
EBITDA (US$ million) *	**191**	175	122	**653**	667
EPS (US cents)	**25**	18	4	**43**	62
Headline EPS (US cents) *	**26**	18	11	**45**	69

Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms

** *Restated for South African Generally Accepted Accounting Practice AC 137*

McCoy   AVALON   Typek   royal   enigma   1

We have seen a further improvement in the market for coated paper across all our regions during the quarter. Demand for coated fine paper grew strongly, with apparent consumption up 12% in North America and 8% in Europe compared to the same quarter last year.

Prices for coated paper started to improve in North America. In Europe, prices remained stable ahead of the increase announced for implementation at the end of the quarter.

Pulp prices softened during the quarter and the average hardwood pulp price was below the previous quarter but still well up on a year earlier. The average NBSK benchmark price was similar to the prior quarter.

A number of other factors had a notable impact on Sappi's performance in the quarter. The continued strength of the Rand relative to the US dollar, up 16% compared to the equivalent quarter last year, further squeezed the margins of our South African businesses. Our North American mills faced continued high wood costs and all regions faced higher energy costs and higher costs of other raw materials related to changes in the price of oil.

Sappi's earnings and headline earnings per share for the quarter were 25 US cents and 26 US cents respectively, compared to 4 US cents and 11 US cents for the equivalent quarter last year.

The gain at the operating income level from the fair value adjustment on plantations, net after fellings was US$12 million for the quarter, down from US$33 million in the June 2004 quarter.

Finance costs for the quarter were US$5 million higher than a year ago, largely as a result of slightly higher interest paid and a foreign exchange gain last year, which was not repeated in the quarter.

Taxation in the quarter included credits of US$13 million related to the conclusion of the Austrian tax audit and the reversal of certain other tax provisions previously raised. The effective rate was also reduced by the geographic split of profits and losses.

For the full year, sales were US$4.7 billion, 10.0% higher than last year. Operating profit was 30.9% lower at US$188 million mainly as a result of low prices in operating currencies, the effect of the strong Rand on our South African margins and higher wood and energy costs. The margin of operating profit to sales declined to 4.0% compared to 6.3% last year. The operating margin in the quarter, however, recovered to 5.8%.

Headline earnings per share for the full year was 45 US cents compared to 69 US cents in the prior year.

Cash generated by operations strengthened to US$157 million for the quarter, 5.4% higher than a year earlier. Cash generated by operations for the full year fell from US$644 million last year to US$601 million.

Working capital decreased by US$79 million in the quarter, mainly as a result of increased payables and lower inventories partly offset by higher receivables.

Capital expenditure was US$110 million for the quarter, and for the full year was US$334 million. Capital expenditure to depreciation for the year was 82%, which was in line with our target.

operating review for the quarter

Sappi Fine Paper

	Quarter ended Sept 2004 US$ million	Quarter ended Sept 2003 US$ million	% change	Quarter ended June 2004 US$ million
Sales	982	917	7.1	957
Operating profit *	26	2	-	4
Operating profit to sales (%)	2.6	0.2	-	0.4

* Operating profit for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure

We continued to see strong order inflow in the quarter in our major markets. Our average prices realised increased in North America but there was little movement in average prices realised in Europe.

The operating result from our North American business improved by US$16 million compared to the June 2004 quarter, aided by lower maintenance costs and higher selling prices.

Europe

	Quarter ended Sept 2004 US$ million	Quarter ended Sept 2003 US$ million	% change (US$)	% change (Euro)	Quarter ended June 2004 US$ million
Sales	541	485	11.5	3.3	512
Operating profit	23	23	-	(7.4)	18
Operating profit to sales (%)	4.3	4.7	-	-	3.5

Our European business had good volume growth in the quarter with total sales volume increasing 6.8% compared to the equivalent quarter last year.

Average prices realised remained low and were at similar levels to the prior quarter in Dollar and Euro terms. Compared to a year earlier, prices were approximately 3% lower in Euros and 4% higher in Dollar terms.

North America

	Quarter ended Sept 2004 US$ million	Quarter ended Sept 2003 US$ million	% change	Quarter ended June 2004 US$ million
Sales	355	358	(0.8)	363
Operating (loss) profit *	(1)	(27)	-	(17)
Operating profit to sales (%)	(0.3)	(7.5)	-	-

* Operating profit for the quarter ended September 2003 reduced by US$31.5 million in respect of machine closure

Market conditions continued to improve in the quarter. Shipments of coated paper from our North American business for the fiscal year grew ahead of industry shipments. Pulp sales volumes for the quarter fell both sequentially and on last year as a result of higher internal consumption. Paper orders and production were strong; however, sales volumes were down on both periods. This shortfall was due to factors that afffected the timing of sales between quarters including reduced transport availability.

Price increases were realised during the quarter. However, the price protection afforded to contract customers during the earlier weak market conditions has limited the pace at which we could implement new prices, despite current strong market conditions.

Our costs have been impacted by higher raw material prices. The largest increases compared to the same quarter last year were in wood and energy which were up US$5 million and US$3 million respectively. Higher oil prices started to have a knock-on impact on other purchased chemicals and also on transport costs which are already inflated due to tightness in transport markets.

Fine Paper South Africa

	Quarter ended Sept 2004 US$ million	Quarter ended Sept 2003 US$ million	% change (US$)	% change (Rand)	Quarter ended June 2004 US$ million
Sales	86	74	16.2	0.4	82
Operating profit	4	6	(33.3)	(42.4)	3
Operating profit to sales (%)	4.7	8.1	-	-	3.7

Demand for fine paper in South Africa was firm in the quarter and volumes sold were 10% up compared to a year earlier. Margins, however, were further squeezed by price pressure resulting from the strong Rand.

Forest Products

	Quarter ended Sept 2004 US$ million	Quarter ended Sept 2003 US$ million	% change (US$)	% change (Rand)	Quarter ended June 2004 US$ million
Sales	253	206	22.8	6.1	231
Operating profit *	46	22	109.1	80.7	62
Operating profit to sales (%) *	18.2	10.7	-	-	26.8

* Restated for AC 137

The Forest Products business had strong demand in the South African market in the quarter but further Rand appreciation depressed prices as a result of greater competition from importers. Demand for our chemical cellulose (dissolving) pulp has been strong and prices increased slightly compared to the June 2004 quarter. The chemical cellulose pulp business continued to perform well.

Costs continued to be well managed and our fixed expenses were flat in Rand terms compared to the equivalent quarter last year.

Dividend

The board has declared a dividend of 30 US cents for the year ended September 2004. A dividend of 29 US cents was paid in the previous year.

Outlook

Many of the factors which affect demand for our products, including economic growth in our major markets and advertising spending, are favourable and are expected to sustain strong demand.

After an extended period of weak prices and overcapacity, demand improvement and higher operating rates support price increases in our major markets.

These benefits are likely to be more than offset in the near term by increased input costs, many of which are related to high energy prices.

The strength of the Rand against the US Dollar continues to place pressure on the price realisations of our South African business despite good demand for its products. The Rand has strengthened further since the end of the reporting period and if sustained at this level will have a detrimental effect on future earnings.

We are nonetheless positive about the outlook for our business. Operating rates are high and we expect significant price improvement in the beginning of the new calendar year. However, the result in our first financial quarter will reflect scheduled maintenance downtime across the group and repair work at Somerset with a direct cost of approximately US$20 million. These costs, coupled with rising energy and raw materials prices and a charge from the implementation of a new South African accounting standard relating to secondary tax on companies (STC), will make it difficult for us to achieve positive earnings in the first financial quarter.

On behalf of the Board

J C A Leslie   **D G Wilson**

Director   Director   8 November 2004

sappi limited

(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284

The directors have declared a dividend (number 81) of 30 US cents per share for the year ended September 2004.

In compliance with the requirements of STRATE, the JSE Securities Exchange's electronic settlement system which is applicable to Sappi, the Salient dates in respect of the dividend will be as follows:

Last day to trade to qualify for dividend	Friday 31 December 2004
Date on which shares commence trading ex-dividend	Monday 3 January 2005
Record date	Friday 7 January 2005
Payment date	Monday 10 January 2005

Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends paid to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will, without exception, be paid in United States Dollars.

Dividends payable from the London transfer office will be paid in British pounds sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.

Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling on Tuesday, 21 December 2004.

There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from 3 January to 7 January 2005, both days inclusive.

Sappi Management Services (Pty) Limited
Secretaries

Per **D J O'Connor**

8 November 2004

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

for the quarter and year ended September 2004

Form S-8 Version



group income statement

	Reviewed Quarter ended Sept 2004 US$ million	Reviewed Quarter ended Sept 2003 US$ million	% change	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million	% change
Sales	1,235	1,123	10.0	4,728	4,299	10.0
Cost of sales	1,071	988		4,133	3,684	
Gross profit	164	135	21.5	595	615	(3.3)
Selling, general & administrative expenses	88	87		403	316	
	76	48		192	299	
Other expenses	4	31		4	27	
Operating profit	72	17	323.5	188	272	(30.9)
Net finance costs	26	21		110	111	
Net paid	28	27		106	120	
Capitalised	-	-		(2)	(2)	
Net foreign exchange gains	-	(3)		(5)	(1)	
Change in fair value of financial instruments	(2)	(3)		11	(6)	
Profit (loss) before tax	46	(4)	-	78	161	(51.6)
Taxation - current	15	(12)		48	18	
- deferred	(25)	(1)		(68)	-	
Net profit	56	9	522.2	98	143	(31.5)
Earnings per share (US cents)	25	4		43	62	
Weighted average number of shares in issue (millions)	226.5	227.7		226.3	229.1	
Diluted earnings per share (US cents)	25	4		43	62	
Weighted average number of shares on fully diluted basis (millions)	228.3	230.0		228.2	231.5	

	Reviewed Sept 2004 US$ million	Reviewed Sept 2003 US$ million
ASSETS		
Non-current assets	**4,526**	4,242
Property, plant and equipment	**3,670**	3,554
Plantations	**548**	432
Deferred taxation	**46**	41
Other non-current assets	**262**	215
Current assets	**1,580**	1,575
Cash and cash equivalents	**484**	584
Trade and other receivables	**331**	290
Inventories	**765**	701
Total assets	**6,106**	5,817
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**2,119**	1,945
Non-current liabilities	**2,463**	2,511
Interest-bearing borrowings	**1,693**	1,742
Deferred taxation	**453**	487
Other non-current liabilities	**317**	282
Current liabilities	**1,524**	1,361
Interest-bearing borrowings	**364**	170
Bank overdraft	**11**	163
Taxation payable	**137**	112
Other current liabilities	**1,012**	916
Total equity and liabilities	**6,106**	5,817
Number of shares in issue at balance sheet date (millions)	**226.5**	226.9

group cash flow statement

	Reviewed Quarter ended Sept 2004 US$ million	Reviewed Quarter ended Sept 2003 US$ million	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million
Cash generated by operations	**157**	149	**601**	644
Movement in working capital	**79**	104	**(50)**	(79)
Net finance costs	**(28)**	(21)	**(109)**	(113)
Taxation (paid) recovered	**(1)**	2	**(31)**	33
Dividends paid	**-**	-	**(66)**	(65)
Cash retained from operating activities	**207**	234	**345**	420
Cash effects of investing activities	**(109)**	(130)	**(356)**	(309)
	98	104	**(11)**	111
Cash effects of financing activities	**(9)**	6	**(121)**	147
Net movement in cash and cash equivalents	**89**	110	**(132)**	258

	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million
Balance - beginning of year as reported	1,958	1,601
Change in accounting policy	(13)	(4)
Balance - beginning of year restated	1,945	1,597
Net profit	98	143
Foreign currency translation reserve	150	332
Revaluation of derivative instruments	1	(14)
Dividends paid - US$ 0.29 (2003: US$ 0.28) per share	(66)	(65)
Share buybacks net of transfers to participants of the share purchase trust	(9)	(48)
Balance - end of year	2,119	1,945

1. Basis of preparation

The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2003, except for the new agriculture accounting standard - Agriculture - AC 137 (IAS 41) which became effective from the beginning of the current financial year.

The effect on equity for the above change is reflected in the group statement of changes in shareholders' equity. The effect on net profit for the current quarter is an increase of US$11 million, net of US$3 million tax (June 2004 quarter: increase of US$21 million, net of US$11 million tax; September 2003 quarter: decrease of US$1 million, minimal tax) and an increase of US$47 million, net of US$19 million tax for the year ended September 2004 (September 2003: a decrease of US$6 million, net of US$2 million tax). Where appropriate, comparative figures have been restated. The restatement has had minimal effect upon the basic and headline earnings per share for the September 2003 quarter, but decreased the basic and headline earnings per share by 3 US cents and 2 US cents for the year ended September 2003, respectively.

The preliminary results for the quarter have been reviewed in terms of South African Auditing Standards by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures

Comparative figures have been restated to take into account the effects of the new agriculture accounting standard which became effective from the beginning of the current financial year. The effect on operating profit is the inclusion of the fair value changes in the value of plantations and the expensing of the costs incurred to establish and maintain plantations (silviculture costs) and the amortisation of interest which had been previously capitalised. Net finance costs have increased. In terms of the new accounting standard, interest is no longer capitalised to the carrying value of plantations.

The effect on the cash flow statement is a reclassification of investments in plantations from cash utilised in investing activities to cash generated by operations. Net cash flows remain the same.

Operating profit has been restated to take into account the requirements of circular 3/2004 issued by the South African Institute of Chartered Accountants. Previously non-trading (profit) loss items were excluded from operating profit. The impact of the inclusion is a decrease in operating profit of US$31 million for the quarter and US$27 million for the year ended September 2003.

Certain comparative amounts have been reclassified between deferred tax and current tax. This had no effect on reported net income or shareholders' equity.

	Reviewed Quarter ended Sept 2004 US$ million	Reviewed Quarter ended Sept 2003 US$ million	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million
3. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation				
Depreciation of property, plant and equipment	103	93	408	352
Other amortisation	-	-	2	1
	103	93	410	353
Fair value adjustment (gains) on plantations (included in cost of sales)				
Changes in volume				
Fellings *	16	12	55	42
Growth	(10)	(14)	(54)	(46)
	6	(2)	1	(4)
Changes in fair value	(18)	4	(71)	4
	(12)	2	(70)	-
The above fair value adjustment gains have been partially offset by silviculture costs	11	9	39	30
4. Capital expenditure				
Property, plant and equipment	110	126	334	296

* The amount charged against the income statement representing the standing value of the plantations harvested.

	Reviewed Sept 2004 US$ million	Reviewed Sept 2003 US$ million
5. Capital commitments		
Contracted but not provided	76	86
Approved but not contracted	198	193
	274	279
6. Contingent liabilities		
Guarantees and suretyships	68	47
Other contingent liabilities	15	24

additional information

	Reviewed Quarter ended Sept 2004 US$ million	Reviewed Quarter ended Sept 2003 US$ million	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million
1. Net profit to EBITDA * reconciliation				
Net profit	56	9	98	143
Net finance costs	26	21	110	111
Taxation - current	15	(12)	48	18
- deferred	(25)	(1)	(68)	-
Depreciation	103	93	408	352
Amortisation (including fellings)	16	12	57	43
EBITDA *	191	122	653	667

* Earnings before interest (net finance costs), tax, depreciation and amortisation.

In connection with the US Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest (net finance costs), taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain other income/expenses (previously non-trading profit/loss) as part of EBITDA. The effect on EBITDA for the amended definition is a decrease of US$31 million for the quarter and US$27 million for the year ended September 2003 and a decrease of US$4 million for the quarter and US$4 million for the year ended September 2004.

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis sh ould be done very carefully.

additional information (continued)

	Reviewed Quarter ended Sept 2004 US$ million	Reviewed Quarter ended Sept 2003 US$ million	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million
2. Calculation of Headline earnings *				
Net profit	56	9	98	143
Profit on disposal of business and property, plant & equipment	-	-	-	(4)
Write-off of assets	3	2	3	3
Mill closure costs	-	14	-	15
Headline earnings	59	25	101	157
Headline earnings per share (US cents) *	26	11	45	69
Weighted average number of shares in issue (millions)	226.5	227.7	226.3	229.1
Diluted headline earnings per share (US cents) *	26	11	44	68
Weighted average number of shares on fully diluted basis (millions)	228.3	230.0	228.2	231.5

* *Headline earnings disclosure is required by the JSE Securities Exchange South Africa.*

	Sept 2004	June 2004	March 2004	Dec 2003	Sept 2003
3. Exchange rates:					
Period end rate: US $1 = ZAR	6.4290	6.3224	6.5738	6.7951	7.1288
Average rate for the Quarter: US $1 = ZAR	6.3830	6.5953	6.8054	6.8569	7.3866
Average rate for the YTD: US $1 = ZAR	6.6824	6.7661	6.8363	6.8569	8.3300
Period end rate: EUR 1 = US$	1.2309	1.2138	1.2150	1.2410	1.1475
Average rate for the Quarter: EUR 1 = US$	1.2233	1.2051	1.2497	1.1887	1.1328
Average rate for the YTD: EUR 1 = US$	1.2152	1.2118	1.2161	1.1887	1.0804

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

- *Assets and liabilities at rates of exchange ruling at period end; and*

- *Income, expenditure and cash flow items at average exchange rates.*

regional information

	Quarter ended Sept 2004 Metric tons (000's)	Quarter ended Sept 2003 Metric tons (000's)	% change	Year ended Sept 2004 Metric tons (000's)	Year ended Sept 2003 Metric tons (000's)	% change
Sales						
Fine Paper - North America	364	371	(1.9)	1,444	1,383	4.4
Europe	609	570	6.8	2,388	2,233	6.9
Southern Africa	87	79	10.1	318	300	6.0
Total	1,060	1,020	3.9	4,150	3,916	6.0
Forest Products - Pulp and paper operations	390	394	(1.0)	1,516	1,474	2.8
Forestry operations	453	355	27.6	1,527	1,285	18.8
Total	1,903	1,769	7.6	7,193	6,675	7.8

	Reviewed Quarter ended Sept 2004 US$ million	Reviewed Quarter ended Sept 2003 US$ million	% change	Reviewed Year ended Sept 2004 US$ million	Reviewed Year ended Sept 2003 US$ million	% change
Sales						
Fine Paper - North America	355	358	(0.8)	1,373	1,384	(0.8)
Europe	541	485	11.5	2,127	1,903	11.8
Southern Africa	86	74	16.2	311	270	15.2
Total	982	917	7.1	3,811	3,557	7.1
Forest Products - Pulp and paper operations	231	192	20.3	847	689	22.9
Forestry operations	22	14	57.1	70	53	32.1
Total	1,235	1,123	10.0	4,728	4,299	10.0
Operating profit						
Fine Paper - North America	(1)	(27)	(96.3)	(92)	11	-
Europe	23	23	-	83	118	(29.7)
Southern Africa	4	6	(33.3)	15	35	(57.1)
Total	26	2	1,200.0	6	164	(96.3)
Forest Products	46	22	109.1	191	113	69.0
Corporate	-	(7)	(100.0)	(9)	(5)	80.0
Total	72	17	323.5	188	272	(30.9)

19

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



this report is available on the Sappi website
www.sappi.com



Transfer Secretaries:

South Africa:
Computershare Investor
Services Limited 2004
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States
ADR Depository:
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

United Kingdom:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750
Beckenham West
Tel +44 (0)208 639 2157

www.sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2004

SAPPI LIMITED,

by /s/ D. G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance